Filed by Forest Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Forest Oil Corporation
File No. 1-13515

NEWS	For Further Information

FOREST OIL CORPORATION	Contact: Michael N. Kennedy

707 17th Street, Suite 3600

Manager - Investor Relations

Denver, Colorado 80202	303.812.1739

MARINER ENERGY, INC.	Contact: Rick G.Lester
2101 CityWest Blvd., Bldg. 4, Suite 900	Vice President and Chief Financial Officer
Houston, Texas 77042	713.954.5551

FOREST OIL AND MARINER ENERGY ANNOUNCE SPIN-OFF AND
MERGER OF FOREST OIL’S OFFSHORE GULF OF MEXICO
OPERATION WITH MARINER ENERGY

•  Forest Oil becomes a pure onshore resource company

•      Mariner Energy becomes a leading Gulf of Mexico independent

•      Conference call today at 9:00 AM Eastern Time

DENVER, COLORADO — September 12, 2005 — In moves to enhance shareholder value, Forest Oil Corporation (NYSE:FST) (“Forest”) and Mariner Energy, Inc. (“Mariner”) today announced that they have agreed to a transaction in which Forest will spin-off its offshore Gulf of Mexico operation to its shareholders and immediately thereafter merge that operation with a wholly-owned subsidiary of Mariner in a stock-for-stock transaction.  Mariner is an independent oil and gas exploration, development and production company with principal operations in the Gulf of Mexico and the Permian Basin.

H. Craig Clark, Forest’s President and Chief Executive Officer, stated, “We are undertaking this spin-off to facilitate the business combination with Mariner, thereby providing our shareholders the benefits of owning two best-in-class E&P companies. Mariner will be a well-capitalized, Gulf of Mexico explorer with an excellent track record, strong cash flow attributes, and broad exposure to deep water, shelf and deep shelf opportunities. Forest will be a well-capitalized, long-lived onshore resource company with a significant exploitation inventory and a proven acquire and exploit track record in North America.  The spin-off will permit each management team to more clearly focus its efforts on the activities and types of assets that have made them successful.  We believe the value proposition to our shareholders is compelling, as this transaction and the continued execution of existing business plans by both companies will help unlock the intrinsic value of our shares.”

Scott D. Josey, Mariner’s Chairman and Chief Executive Officer, stated, “We are very excited about this transaction for several reasons. It will increase our scale in the Gulf of Mexico, provide a strong financial platform for our successful exploration efforts, and enlarge our stockholder base for greater liquidity.  The transaction provides us the unique opportunity to more than double our asset base and to emerge as a leading player in the Gulf of Mexico, with the scale and financial strength to pursue shelf, deep shelf, and deepwater opportunities.  We look forward to transitioning Forest’s Gulf of Mexico assets from a historically maintenance mode to a growth mode.  We welcome Forest’s Gulf of Mexico employees to Mariner and look forward to working with them to achieve this goal.  We believe the merger of these two high-quality asset bases and strong technical teams will provide the shareholders of both Mariner and Forest the opportunity to realize the upside potential inherent in the assets.”

TRANSACTION DETAILS

Under the terms of the transaction, Forest will incorporate a separate entity (“Spinco”) and contribute all of its offshore Gulf of Mexico operations and certain derivative liabilities (with a market value of approximately $50 million at June 30, 2005) into Spinco.  Forest will distribute to its shareholders all of the common stock of Spinco, which will then merge with a wholly-owned subsidiary of Mariner in a stock-for-stock transaction. As a result of the transaction, in addition to retaining all of their shares of Forest Oil common stock, Forest shareholders will receive approximately 0.8 shares of Mariner common stock for each Forest share owned as of the record date of the transaction. Forest shareholders will receive approximately 58 percent of the common stock of Mariner on a diluted basis. Spinco will borrow from a third party and pay to Forest $200 million of cash (subject to certain adjustments to reflect an economic effective date of July 1, 2005), which Forest will use to pay down debt.  Mariner plans to apply to list its shares on the New York Stock Exchange.

The boards of directors of Forest and Mariner have each unanimously approved the transaction. The transaction is subject to regulatory approvals and other customary conditions, including stockholder approval and the consent of Forest’s bondholders. Approval of the transaction by Forest’s shareholders is not required.

Following the transaction, Mariner’s board will consist of its five current directors plus two new directors to be mutually agreed by Forest and Mariner. Forest management and its board of directors will continue in their current positions with Forest. Mariner management will continue in their current positions with Mariner.  It is anticipated that the transaction will be tax free to Forest and its shareholders.

Citigroup Corporate and Investment Banking and Credit Suisse First Boston LLC were financial advisers to Forest for this transaction. JP Morgan Securities, Inc. provided advisory services to Forest related to credit and liability management matters.  Lehman Brothers Inc. acted as the financial adviser and provided a fairness opinion to Mariner for this transaction.  Legal advisers included Vinson & Elkins LLP and Weil, Gotshal & Manges LLP for Forest and Baker Botts  LLP for Mariner.

PRO FORMA INFORMATION

Effects on Mariner

Pro forma composite statistics for Mariner include:

			Pro
	Mariner	Spinco	Forma
Proved Reserves (Bcfe) (12/31/04) (a)	271	344	615
Proved Developed Reserves (Bcfe)	109	259	368
Proved Developed Reserve % (a)	40	75	60
Production (MMcfe/d) (c)	91	228	319
Long-Term Debt ($MM) (c)	99	200	299
Net Acreage (M) (12/31/04)	292	664	956
R/P Ratio (Years)	8.2	4.1	5.3

Effects on Forest

Forest believes that the offshore Gulf of Mexico operation transferred to Spinco will account for approximately 40-50% of Forest’s EBITDA in the second-half of 2005.  Pro forma composite statistics for Forest include:

			Pro
	Forest	Spinco	Forma
Proved Reserves (Bcfe) (12/31/04) (b)	1,454	(344)	1,110
Proved Developed Reserves (Bcfe) (b)	1,085	(259)	826
Proved Developed Reserve % (b)	75	75	74
Production (MMcfe/d) (c)	495	(228)	267
Long-Term Debt ($MM) (c)	918	(200)	718
Net Acreage (M) (12/31/04)	8,339	(664)	7,675
R/P Ratio (Years)	8.0	4.1	11.4
U.S. NOL Carryforwards (12/31/04) ($MM)	466	—	466
Fully Diluted Shares O/S (M) (c)	62,727	—	62,727

(a) Includes proved reserves acquired by Mariner in the Bass Lite transaction after December 31, 2004.

(b) Includes proved reserves acquired by Forest in the Buffalo Wallow transaction after December 31, 2004.

(c) Composite statistics are for the six months ended June 30, 2005.

HEDGING

In the transaction, Forest is transferring to Spinco certain natural gas swaps.  These swaps relate to the second-half of 2005 and 2006.  A summary of the natural gas swaps is detailed below.  Forest has no other hedges in place that will be affected by this transaction.  Please refer to Forest’s press release dated August 8, 2005 for details related to Forest’s additional hedges in place.  Forest does not currently have any hedges in place for 2007.

	Second-half of 2005	Spinco	Pro Forma 2005	2006	Spinco	Pro Forma 2006
Natural gas swaps:
Contract volumes (BBtu/d)	106.7	(55.0)	51.7	50.0	(40.0)	10.0
Weighted average price ($ per MMBtu)	5.14	4.88	5.41	6.02	6.15	5.51

HURRICANE KATRINA UPDATE

Forest identified no further significant damage to its properties.  In addition, Forest has been able to restore an additional 45 MMcfe/d of production since Forest’s press release dated August 30, 2005.  Estimated production of 30 MMcfe/d remains shut-in is due primarily to damage to third-party pipeline and gas processing plants in Southeast Louisiana.  The timetable for restoring full production is uncertain as it is dependent on repairs to transportation and processing facilities which are owned by others.

Approximately 74 MMcfe/d of approximately 83 MMcfe/d of Mariner’s pre-Hurricane Katrina production has been restored.  The hurricane had no effect on Mariner’s operated platforms.  Preliminary reports from operators of other facilities that handle Mariner production indicate varying degrees of damage to their facilities, the full extent of which may not be known for several weeks. Mariner expects most of its remaining shut-in production will recommence within the next two weeks.

Mariner has ongoing operations at several development projects, including Swordfish (Viosca Knoll 961,962,917), Pluto (Mississippi Canyon 674,718), Rigel (Mississippi Canyon 252,296), and Ochre (Mississippi Canyon 66).  Mariner is not aware of any damage to its subsea facilities or flow lines at this time; however, preliminary reports from the operators of the host facilities associated with Pluto, Rigel, and Ochre indicate varying degrees of damage, which will result in delays in the start-up of these projects. Preliminary reports indicate the host facility to Mariner’s Pluto project may not be fully functional for up to six months.  At this time Mariner does not believe that the damage sustained by facilities associated with its producing fields and development projects will result in any permanent loss of reserves.

TELECONFERENCE CALL

Forest and Mariner’s management will hold a teleconference call on Monday, September 12, 2005, at 9:00 am ET to discuss the items described in this press release.  If you would like to participate please call 1.800.399.6298 (for U.S./Canada) and 1.706.634.0924 (for International) and request the Forest Oil teleconference (ID # 9459014).

A replay will be available from Monday, September 12 through September 26, 2005.  You may access the replay by dialing toll free 1.800.642.1687 (for U.S./Canada) and 1.706.645.9291 (for International), and request the Forest Oil teleconference replay, conference ID # 9459014.

Forest Oil Corporation is engaged in the acquisition, exploration, development, and production of natural gas and liquids in North America and selected international locations.  Forest’s principal reserves and producing properties are located in the United States in the Gulf of Mexico, Texas, Louisiana, Oklahoma, Utah, Wyoming and Alaska, and in Canada.  Forest’s common stock trades on the New York Stock Exchange under the symbol FST.  For more information about Forest, please visit our website at www.forestoil.com.

Mariner Energy, Inc. is an independent oil and gas exploration, development and production company with principal operations in the Gulf of Mexico and the Permian Basin in West Texas.  For more information about Mariner, please visit its website at www.mariner-energy.com.

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities that Forest or Mariner assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  The forward-looking statements provided in this press release are based on the current belief of management of Forest or Mariner, as applicable, based on currently available information, as to the outcome and timing of future events.  Forest and Mariner cautions that their respective future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas.  These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in Forest’s 2004 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.  Also, the financial results of Forest’s foreign operations are subject to currency exchange rate risks.  Any of these factors could cause actual results and plans of Forest and Mariner to differ materially from those in the forward-looking statements.

This material is not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th  Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

September 12, 2005

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